Exhibit 99.140

mCloud Appoints RCA Financial Partners to Provide Investor Relations Services

VANCOUVER, BC, Sept. 8, 2020 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced that it has entered into an agreement with RCA Financial Partners, Inc. ("RCA"), whereby RCA will provide investor relations services to the Company, with Wayne Andrews of RCA acting as the authorized individual on behalf of the Company.

Mr. Andrews has extensive experience in financial services and investor relations having spent over 19 years writing and overseeing equity research for institutional investors, the last 13 of which were with Raymond James & Associates, where he was Managing Director, Energy Equity Research. He subsequently spent another 6 years with NYSE listed InterOil Corp. ("InterOil"), where he was Vice President, Capital Markets and Investor Relations.

As a key member of InterOil's management team, Mr. Andrews participated in the company's listing on the New York Stock Exchange and led its capital markets activities, during which time InterOil's market capitalization increased from US$350 million to a high of over US$5 billion before divesting interest to Total SA, and ultimately being acquired by Exxon Mobil Corporation.

"Mr. Andrews will play a key role in building on the excellent relationships we have developed in Canada alongside the TSX Venture Exchange, and our growth in the USA on our path to a listing on the NASDAQ," said Russ McMeekin, mCloud President and CEO. "Through the extensive experience and network with AssetCare™ end user customers that Mr. Andrews brings, mCloud will gain increased exposure to institutional and family office investors in Europe and Asia Pacific."

The consulting agreement is terminable by either party after August 31, 2021 on 30 days' notice. RCA, based in St. Petersburg, Florida, is arm's length to the Company and has experience with providing investor relations services to public companies. The services to be provided to the Company by RCA include investor outreach activities, assistance in corporate communications, and capital markets advisory services. The Company will pay to RCA a monthly fee of US$12,000 in cash and will issue RCA 150,000 common share purchase options pursuant to the Company's equity incentive plan, with one third of the options vesting each year from the date of the grant at an exercise price of C$3.65 per common share.

RCA, its directors and officers, and the authorized individuals at RCA acting on behalf of the Company, hold less than 1% of the issued and outstanding common shares of the Company in the aggregate and do not own any other securities of the Company or any right to securities of the Company. The engagement is subject to TSX Venture Exchange approval.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 51,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About RCA Financial Partners Inc.

RCA Financial Partners is a Consulting and Advisory Firm to data resource innovators at the critical inflection point where proven technology requires prudent financing for success. We help our clients connect with well informed investors.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2020/08/c9569.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, wayne.andrews@mcloudcorp.com; Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604- 669-9973

CO: mCloud Technologies Corp.

CNW 07:00e 08-SEP-20